Exhibit 4
CVF Technologies Corporation - Biorem
Biorem
4th Quarter 2004 adjustment calculation				10/1/04 to
e:biorem4thqtr2004incomestmtajdustment				11/23/2004
			FULL	period
	ytd	ytd	4th qtr	(see	Adjustment
	12/31/2004	9/30/2004	2004	attached)	Required

REVENUES:
Sales	$(9,933,594)	$(7,923,265)	(2,010,329)	(748,092)	1,262,237
Interest income- excl CVF	(13,533)	(1,860)	(11,673)	(9,632)	2,041
Dividend income
Rental income
Research credits	0	0	0
Miscellaneous income	(1,735)	(1,735)	0

EXPENSES:
COGS	5,230,082	4,230,498	999,584	431,089	(568,495)
Accounting
Admin expenses	935,840	780,995	154,845	135,384	(19,461)
Advertising
Amortization - Goodwill
Amortization - Technology rights
Bad debts
Bank charges
Business taxes
Consulting
Commission expense (SH's)	808,850	761,314	47,536	0	(47,536)
Depreciation	68,172	49,278	18,894	7,091	(11,803)
Fianancing fees
Grants
Insurance
Interest expense- excl CVF	252,503	193,815	58,688	44,202	(14,486)

Meals
Miscellaneous
Lab supplies
Office lease - equipment
Office supplies
Provincial taxes
Relocation expense
Rent
Repairs & maintenance
Research & development	427,800	298,219	129,581	51,263	(78,318)
Sales and marketing	714,761	515,450	199,311	164,079	(35,232)
Telephone
Trade shows
Travel & Entertainment
Tax Credits
Utilities
Wages
Minority Interest
Research credits	(194,961)	(96,503)	(98,458)	(23,126)	75,332
Basys support
Foreign exchange (gain)	228,601	122,316	106,285	183,400	77,115
Income taxes	381,292	345,000	36,292	(87,220)	(123,512)
Gain on capital transactions
Gain - forgiveness of debt

NET (INCOME) LOSS	$(1,095,922)	$(726,478)	(369,444)	148,438	517,882